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CUSIP NO. 31769Q-10-8                                        Page 1 of 33 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   Financial Services Acquisition Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   31769Q-10-8
                                 (CUSIP Number)

                              Donald R.A. Marshall
                     c/o Euro Brokers Investment Corporation
                       Two World Trade Center, Suite 8400
                            New York, New York 10048

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 16, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.
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CUSIP NO. 31769Q-10-8                                        Page 2 of 33 Pages

1)   Name of Reporting Person                   Donald R.A. Marshall
     S.S. or I.R.S. Identification
     No. of Above Person
- --------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) / /
     if a Member of a Group                         (b) / /
- --------------------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------------------
4)   Source of Funds                               OO
- --------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                              United States
- --------------------------------------------------------------------------------
Number of                 7)   Sole Voting      1,428,947 shares of
Shares Beneficially            Power            Common Stock,
Owned by Each                                   including shares
Reporting Person                                issuable upon
                                                exercise of
                                                Warrants
                          ------------------------------------------------------
                          8)   Shared Voting
                                   Power                  -0-
                          ------------------------------------------------------
                          9)   Sole Disposi-    1,428,947 shares of
                               tive Power       Common Stock,
                                                including shares
                                                issuable upon
                                                exercise of
                                                Warrants
                          ------------------------------------------------------
                          10)  Shared Dis-
                               positive Power             -0-
                          ------------------------------------------------------
11)  Aggregate Amount Beneficially           1,428,947 shares of
     Owned by Each Reporting Person          Common Stock,
                                             including shares
                                             issuable upon
                                             exercise of
                                             Warrants
- --------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
- --------------------------------------------------------------------------------
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CUSIP NO. 31769Q-10-8                                         Page 3 of 33 Pages

13)      Percent of Class
         Represented by                                     14.4%
         Amount in Row (11)
- --------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                              IN
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CUSIP NO. 31769Q-10-8                                         Page 4 of 33 Pages

                                  Schedule 13D

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Financial Services Acquisition Corporation, a Delaware corporation ("FSAC" or the "Issuer"). The principal executive offices of the Issuer are located at 667 Madison Avenue, New York, New York 10021.

Item 2.  Identity and Background.

                  (a) This statement is being filed by Donald R.A. Marshall (the "Reporting Person").

                  (b) The business address of the Reporting Person is c/o Euro Brokers Investment Corporation, Two World Trade Center, Suite 8400, New York, New York 10048.

                  (c) The present principal occupation of the Reporting Person is the President and Chief Executive Officer of Euro Brokers Investment Corporation.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

                  This statement relates to the acquisition by the Reporting Person of 533,315 shares of Common Stock and 895,632 Series B Redeemable Common Stock Purchase Warrants of the Issuer (the "Warrants") pursuant to an Agreement and Plan of Merger dated as of March 8, 1996, as amended, by and among the Issuer, EBIC Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), and Euro Brokers Investment
Corporation, a Delaware corporation ("EBIC") (the "Merger Agreement"). The
Merger Agreement is incorporated as Exhibit A hereto by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q dated May 15, 1996 of the Issuer (File No. 0-25056)(the "Form 10-Q"), and any description thereof is qualified in its entirety by reference thereto.
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CUSIP NO. 31769Q-10-8                                         Page 5 of 33 Pages


                  In accordance with the provisions of the Merger Agreement, Merger Sub merged with and into EBIC (the "Merger"), upon which the separate existence of Merger Sub ceased, leaving EBIC as the surviving corporation and a wholly-owned subsidiary of the Issuer. The Merger became effective on August 16, 1996. Upon effectiveness of the Merger, each share of Class B Common Stock, $.001 par value, of EBIC ("EBIC Common Stock") was converted into the right to receive (i) 2.6959212 shares of Common Stock, subject to certain escrow arrangements, (ii) 4.5274405 Warrants and (iii) $13.1365664 in cash, also subject to certain escrow arrangements. Additional cash payments were also made to EBIC shareholders in lieu of fractional shares of Common Stock and Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock for $5.00. The Warrants are exercisable immediately and expire on November 30, 2001. The Common Stock and Warrants issued in the Merger were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on June 25, 1996 (SEC Registration No. 333-06753) (the "Form S-4").

Item 4.  Purpose of Transaction.

         The purpose of the transaction described in Item 3 above was to effect the acquisition of EBIC by the Issuer. The Reporting Person has been elected to the Issuer's Board of Directors as a nominee of EBIC, in accordance with the terms of the Merger.

Item 5.  Interest in Securities of the Issuer.

         (a) Based on a total of 9,011,332 shares of Common Stock outstanding after the Merger, and giving effect to the exercise of all presently-exercisable Warrants held by the Reporting Person, the Reporting Person owns 1,428,947 shares of Common Stock, or approximately 14.4% of the Common Stock outstanding.

         (b) The Reporting Person has the sole power to vote or direct the voting of and to dispose or direct the disposition of the securities referred to in paragraph (a) above.

         (c) Except as described in this statement, the Reporting Person has not effected any transaction in the Issuer's securities in the past 60 days.

         (d) No other person has the power to direct the receipt of dividends on or the proceeds of sales of the securities of the Issuer owned by the Reporting Person.

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CUSIP NO. 31769Q-10-8                                         Page 6 of 33 Pages

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

                  In accordance with the terms of the Merger Agreement, ten percent of the shares of Common Stock that were received as consideration for the Merger were placed in escrow for one year, subject to certain indemnification and other obligations, pursuant to an escrow agreement (the "Escrow Agreement"). A Form of Escrow Agreement is incorporated as Exhibit B hereto by reference to Exhibit 2.4 to the Form 10-Q, and any description thereof is qualified in its entirety by reference thereto.

                  The Reporting Person also entered into a letter agreement dated August 16, 1996 (the "Affiliate Letter") with the Issuer. Each person executing an Affiliate Letter agreed, among other things, that any disposition of securities of the Issuer must be registered under the Securities Act of 1933, as amended (the "Act"), or made in conformity with Rule 145 thereunder. A Form of Affiliate Letter is incorporated as Exhibit C hereto by reference to Exhibit
10.12 to the Form S-4, and any description thereof is qualified in its entirety by reference thereto. In addition, a Registration Rights Agreement by and among the Issuer and the stockholders named therein, including the Reporting Person (the "Registration Rights Agreement"), was entered into, granting certain rights to registration under the Act with respect to the securities of the Issuer specified therein. A copy of the Registration Rights Agreement is annexed hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

                   According to the terms of the Merger Agreement, it is contemplated that as soon as reasonably practicable following consummation of the Merger, subject to the advice of its financial advisors, the Issuer will commence an exchange offer to acquire all Warrants that are outstanding, including those issued in the Merger, in exchange for Common Stock (the
"Exchange Offer"). In connection therewith, the Reporting Person entered into a Security Transfer Agreement with the Issuer (the "Security Transfer Agreement"), which obligates the Reporting Person to tender for exchange a proportionate number of Warrants. Pursuant to the Security Transfer Agreement the Reporting Person also agreed not to sell, pledge, encumber, dispose, grant a security interest in or otherwise dispose of or transfer any securities of the Issuer for the period commencing with the effectiveness of the Merger and ending on
November 30, 1996, notwithstanding the obligation to participate in the Exchange Offer. A Form of Security Transfer Agreement is incorporated as Exhibit E hereto by reference to Exhibit 2.2 to the Form 10-Q, and any description thereof is qualified in its entirety by reference thereto.
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CUSIP NO. 31769Q-10-8                                         Page 7 of 33 Pages


Item 7.  Material to Be Filed as Exhibits.

         Exhibit A -  Merger Agreement  (Incorporated by
         Reference to Exhibit 2.1 to the Form 10-Q)

         Exhibit B -  Escrow Agreement  (Incorporated by
         Reference to Exhibit 2.4 to the Form 10-Q)

         Exhibit C -  Affiliate Letter  (Incorporated by
         Reference to Exhibit 10.12 to the Form S-4)

         Exhibit D -  Registration Rights Agreement
         (Appears at Page 9)

         Exhibit E - Security Transfer Agreement (Incorporated by
         Reference to Exhibit 2.2 to the Form 10-Q)
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CUSIP NO. 31769Q-10-8                                         Page 8 of 33 Pages




                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Donald R.A. Marshall
                                            ------------------------------
                                            Donald R.A. Marshall

Dated:  August 23, 1996